

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Jeffrey Klenda
President, Chief Executive Officer and Chairman
UR-ENERGY INC
10758 West Centennial Road
Suite 200
Littleton, Colorado 80127

> **Re: UR-ENERGY INC**
> **Registration Statement on Form S-3**
> **Filed November 23, 2021**
> **File No. 333-261309**

Dear Mr. Klenda:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Arthur Tornabene-Zalas at 202-551-3162 or Anuja Majmudar, Staff Attorney, at 202-551-3844 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: Brian Boonstra